Exhibit 99.3

Auris Medical News Release

Auris Medical Provides Business Update and Reports First Quarter 2017 Financial Results

•	Progressing toward completed enrollment of the AM-111 Phase 3 HEALOS trial

•	Key Opinion Leader event scheduled for June 16 in New York City

•	Conference call set for 8 am ET (2 pm CET) today

Zug, Switzerland, May 11, 2017 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the first quarter ended March 31, 2017.

“The first quarter was one of continued progress for all programs and recognition of the significant unmet medical need of acute inner ear hearing loss with receipt of fast track designation for AM-111. In addition, we recently announced results from the AMPACT studies that confirm the long-term safety of Keyzilen®,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “We are now moving toward key development milestones that reflect our work to address what are known as the big three otology disorders: hearing loss, tinnitus and vertigo. For AM-111 in hearing loss, we expect to complete enrollment of the Phase 3 HEALOS trial in the upcoming weeks. Furthermore, we continue to progress with the Phase 3 Keyzilen® TACTT3 trial for tinnitus and are preparing to initiate a second Phase 1 trial for AM-125 in vertigo. We look forward to reviewing these development programs at our Key Opinion Leader event on June 16 in New York City.”

Development Program Updates

AM-111 for Acute Inner Ear Hearing Loss

•	Received fast track designation from the U.S. Food and Drug Administration (FDA) for AM-111 in acute sensorineural (inner ear) hearing loss, highlighting the seriousness of the condition as well as the unmet medical need.

•	Progressed with enrollment in the Phase 3 HEALOS trial, which is being conducted in Europe and Asia. The trial aims to enroll approximately 255 patients with severe to profound idiopathic sudden sensorineural hearing loss. Auris Medical expects to complete enrollment in the second quarter and announce top-line results from this trial in the fall of this year.

•	Continued ramping up the Phase 3 ASSENT trial, which is being conducted in the US, Canada and South Korea. The trial aims to enroll approximately 300 patients with severe to profound idiopathic sudden sensorineural hearing loss. Auris Medical expects to announce top-line results from this trial in the second half of 2018.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Scheduled to host a scientific symposium at the 21st IFOS ENT World Congress on June 26, 2017, in Paris, France. The symposium, Recent Advances in the Treatment of Acute Hearing Loss, will feature several experts in the field of hearing loss research.

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

•	Completed the AMPACT1 and AMPACT2 open-label extension studies and reported results that confirm the long-term safety of Keyzilen®. In addition, exploratory efficacy analyses further support early treatment from onset of inner ear tinnitus and suggest potential benefits of repeating treatment cycles. The AMPACT studies were conducted at the request of the FDA to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months.

•	Progressed with enrollment in the Phase 3 TACTT3 trial, which is being conducted in Europe. The trial previously enrolled more than 300 patients during the acute tinnitus stage (Stratum A) and approximately 330 patients during the post-acute tinnitus stage (Stratum B). An additional 60 patients are now being enrolled in each stratum. Auris Medical expects to announce top-line results from the expanded trial in early 2018.

AM-125 for Vertigo

•	Entered into an agreement with Otifex Therapeutics Pty. Ltd. to purchase various assets related to intranasal betahistine, including preclinical and clinical data as well as certain intellectual property rights. In a Phase 1 trial conducted by Otifex, intranasal betahistine showed good tolerance and a significantly higher bioavailability than reported for oral betahistine administration.

•	Progressed with plans to develop betahistine in a spray formulation for the intranasal treatment of vertigo. Auris Medical plans to initiate a second Phase 1 trial in 2017 to further test the safety, tolerability and pharmacokinetics of AM-125.

Other Developments

•	Elected Mats Blom, MBA, to the board of directors. He currently serves as Senior Vice President and Chief Financial Officer (CFO) of Zealand Pharma A/S. Prior to joining Zealand, Blom was CFO of Swedish Orphan International, Active Biotech AB and Anoto Group AB. He holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

•	Extended the AM-102 King’s College London collaboration, which is focused on the discovery of small molecule compounds for a second-generation tinnitus treatment. Auris Medical expects to select a lead compound by the end of this year.

•	Completed a public offering of 10,000,000 common shares and 11,350,000 warrants with net proceeds of $9.1 million. The common shares and warrants were sold in units comprised of one common share and one warrant at the price of $1.00 per unit. Each warrant entitles its holder to purchase 0.70 of a common share at the price of $1.20 per share.

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First Quarter 2017 Financial Results

•	Cash and cash equivalents at March 31, 2017, totaled CHF 33.8 million.

•	Total operating expenses for the first quarter of 2017 were CHF 7.4 million compared to CHF 7.4 million for the first quarter of 2016.

•	Research and development expenses for the first quarter of 2017 were CHF 6.0 million compared to CHF 6.1 million for the first quarter of 2016.

•	General and administrative expenses for the first quarter of 2017 were CHF 1.4 million compared to CHF 1.2 million for the first quarter of 2016.

•	Net loss for the first quarter of 2017 was CHF 8.4 million, or CHF 0.22 per share, compared to CHF 8.9 million, or CHF 0.26 per share, for the first quarter of 2016.

The Company continues to expect that its operating expenses in 2017 will be in the range of CHF 28 to 32 million and that existing cash and cash equivalents will enable the funding of operations into the first quarter of 2018.

Upcoming Events

•	18th Annual Bio€quity Europe, May 22-23, 2017, in Paris, France

•	World Tinnitus Congress and International Tinnitus Seminar, May 22-24, 2017, in Warsaw, Poland

•	Auris Medical Key Opinion Leader Meeting, June 16, 2017, in New York City, USA

•	21st IFOS ENT World Congress, June 24-28, 2017, in Paris, France

Key Opinion Leader Meeting & Webcast Scheduled for June 16, 2017

Auris Medical will host a Key Opinion Leader breakfast at 8 am ET on Friday, June 16, 2017, in New York City. The meeting will focus on Auris Medical’s development-stage pipeline and feature a keynote presentation by Elias Michaelides, MD, who serves as Associate Professor of Surgery, Otolaryngology and Director of the Hearing and Balance Program at Yale School of Medicine.

To reserve a seat, please contact Cindy McGee via e-mail at investors@aurismedical.com. A live webcast of the event will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the presentation will be available following the event.

Today’s Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the first quarter 2017 financial results and to provide a general business update today, May 11, 2017, at 8 am ET (2 pm CET). To participate in this conference call, dial 1-877-280-3459 (USA) or

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+1-646-254-3374 (International), and enter passcode 5733572. A live webcast of the conference call will be available in the Investors section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing intranasal betahistine for Meniere’s disease and vestibular vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, prevailing market conditions, whether the Company will consummate the offering of shares and warrants on the expected terms, or at all, the satisfaction of closing conditions related to the offering and risks related to the application of the net proceeds, if any, from the offering. There can be no assurance that the Company will be able to complete the offering at the anticipated size or on the anticipated terms, or at all. In any event, the Company may continue to need additional funding and may be unable to raise capital when needed, which could force the Company to delay, reduce or eliminate its product development programs or commercialization efforts. Other risks and uncertainties relating to the Company's business include the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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 Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310,	david.schull@russopartnersllc.com

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AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)

For the Three Months Ended March 31, 2017 and 2016 (in CHF)

	THREE MONTHS ENDED MARCH 31
	2017	2016
Research and development	(5,981,419)	(6,140,175)
General and administrative	(1,425,491)	(1,222,032)
Operating loss	(7,406,910)	(7,362,207)
Interest income	31,297	10,885
Interest expense	(421,435)	(2,745)
Foreign currency exchange loss, net	(338,160)	(1,544,845)
Revaluation gain from derivative financial instruments	233,123	—
Transaction costs	(506,234)	—
Loss before tax	(8,408,319)	(8,898,912)
Income tax gain	8,191	—
Net loss attributable to owners of the Company	(8,400,128)	(8,898,912)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	227,827	(260,469)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	19,925	41,820
Other comprehensive income/(loss)	247,752	(218,649)
Total comprehensive loss attributable to owners of the Company	(8,152,376)	(9,117,561)
Basic and diluted loss per share	(0.22)	(0.26)

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AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF)

	MARCH 31, 2017	DECEMBER 31, 2016

ASSETS
Non-current assets
Property and equipment	336,350	369,294
Intangible assets	1,556,823	1,482,520
Other non-current financial assets	76,702	114,778
Total non-current assets	1,969,875	1,966,592

Current assets
Other receivables	371,451	296,531
Prepayments	877,280	952,595
Cash and cash equivalents	33,846,525	32,442,222
Total current assets	35,095,256	33,691,348

Total assets	37,065,131	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	17,731,881	13,731,881
Share premium	113,348,971	112,838,815
Foreign currency translation reserve	(63,619)	(83,544)
Accumulated deficit	(120,462,704)	(112,344,303)
Total shareholders’ equity attributable to owners of the Company	10,554,529	14,142,849

Non-current liabilities
Loan	8,954,361	10,151,498
Derivative financial instruments	4,974,474	117,132
Employee benefits	1,895,110	2,092,434
Deferred tax liabilities	188,391	196,582
Total non-current liabilities	16,012,336	12,557,646

Current liabilities
Loan	3,295,145	2,212,706
Trade and other payables	2,094,386	1,837,997
Accrued expenses	5,108,735	4,906,742
Total current liabilites	10,498,266	8,957,445
Total liabilities	26,510,602	21,515,091
Total equity and liabilities	37,065,131	35,657,940

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